OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Diagnostic Products Corporation

(Name of Issuer)
Common Stock, No Par Value Per Share

(Title of Class of Securities)
252450101

(CUSIP Number)
Kevin M. Royer
Siemens Corporation
153 East 53rd Street, 56th Floor
New York, NY 10022
(212) 258-4151
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Karl A. Roessner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8335
April 26, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 16 Pages)

CUSIP No. 252450101

1.	Name of Reporting Persons I.R.S. Identification Nos. of above person (entities only) SIEMENS AKTIENGESELLSCHAFT

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With:
		7.	Sole Voting Power	0

		8.	Shared Voting Power	5,526,985

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			5,526,985

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)			18.7%(1)

14.	Type of Reporting Person			CO

(1)	Based on 29,582,667 shares of common stock issued and outstanding as of April 24, 2006, as set forth in Section 3.3 of the Merger Agreement (as defined in Item 4 below).

(Page 2 of 16 Pages)

CUSIP No. 252450101

1.	Name of Reporting Persons I.R.S. Identification Nos. of above person (entities only) SIEMENS MEDICAL SOLUTIONS USA, INC.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
		7.	Sole Voting Power	0

		8.	Shared Voting Power	5,526,985

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			5,526,985

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)			18.7%(1)

14.	Type of Reporting Person			CO

(1)	Based on 29,582,667 shares of common stock issued and outstanding as of April 24, 2006, as set forth in Section 3.3 of the Merger Agreement (as defined in Item 4 below).

(Page 3 of 16 Pages)

Item 1.	Securities and the Issuer

This statement on Schedule 13D relates to shares of common stock, no par value per share (the “Common Stock”), of Diagnostic Products Corporation (the “Issuer” or the “Company”), a corporation organized under the laws of the State of California, with its principal executive offices located at 5210 Pacific Concourse Drive, Los Angeles, CA 90045.

Item 2.	Identity and Background

This statement is being filed jointly by Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”), and Siemens Medical Solutions USA, Inc., a corporation organized under the laws of the State of Delaware (“Siemens Med US”).

Siemens AG has its principal office at Wittelsbacherplatz 2, D-80333 Munich, Federal Republic of Germany. Siemens AG’s business is based in electronics and electrical engineering with strong market positions in equipment for telecommunications and networking, industrial automation, power generation, medical diagnostics, rail transportation systems, automotive electronics, water technologies and lighting.

Siemens Med US has its principal office at 51 Valley Stream Parkway, Malvern, Pennsylvania, 19355. Siemens Med US is an indirect, wholly-owned subsidiary of Siemens AG and its principal business is the design, development, manufacture and marketing of medical diagnostic and therapeutic systems and devices and information technology systems for clinical and administrative purposes.

The directors and officers of Siemens AG and Siemens Med US are named on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:

i.	name;

ii.	business address (or residence address where indicated);

iii.	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.	citizenship.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named in Schedule I or II attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and amount of Funds and Other Consideration

Concurrently with entering into the Merger Agreement (as defined below in Item 4), Siemens Med US has entered into Shareholder Agreements (the “Voting Agreements”) with certain holders of the Company’s Common Stock, as described in more detail below. The Voting Agreements were entered into as an inducement to Siemens Med US’s willingness to enter into the Merger Agreement (as defined in Item 4 below), and Siemens Med US did not pay any consideration therefore.

Item 4.	Purpose of the Transaction

Siemens Med US, Dresden Acquisition Corporation, a corporation organized under the laws of the State of California and a wholly-owned subsidiary of Siemens Med US (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger, dated as of April 26, 2006 (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the California General Corporation Law (the “CGCL”), Merger Sub will be merged with and into the Company (the “Merger”), and that each outstanding share of the Company’s Common Stock (other than certain shares more fully described in the Merger Agreement) will be converted into the right to receive $58.50 per share of the Company’s Common Stock in cash (the “Merger Consideration”), without interest, following the waiver or satisfaction of conditions set forth in the Merger Agreement, including obtaining the approval of the Company’s shareholders. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly-owned subsidiary of Siemens Med US. If the transactions contemplated by the Merger Agreement are consummated, the shares of the Company’s Common Stock will be delisted from the New York Stock Exchange and deregistered under Section 12(g)(4) of the Securities Exchange Act of 1934.

Under the Merger Agreement, unless otherwise determined by Siemens Med US, from and after the effective time of the Merger (the “Effective Time”) the directors and officers as provided in the Merger Agreement shall be the initial directors and officers of the Surviving Corporation. Such persons shall serve as directors or hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. Further, under the Merger Agreement, the articles of incorporation and bylaws of Merger Sub, as in existence immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Corporation from and after the Effective Time unless and until amended in accordance with their terms and as provided by applicable law.

Concurrently with entering into the Merger Agreement, Siemens Med US entered into a Voting Agreement with each of Marilyn Ziering, Michael Ziering and Ira Ziering (each a “Shareholder” and, collectively, the “Shareholders”), each dated as of April 26, 2006, pursuant to which, among other things, each Shareholder has agreed to cause his or her shares of the Company’s Common Stock to be voted (i) in favor of the approval of the Merger Agreement and the Merger and (ii) against any Acquisition Proposal (as defined in the Voting Agreement) other than the Merger. Except as otherwise provided in the Voting Agreements, each Shareholder (i) has agreed not to sell, transfer, pledge, or otherwise dispose of any of his or her shares of the Company’s Common Stock or offer to make such a sale, transfer, pledge or other disposition; (ii) has waived and agreed not to exercise or assert any applicable appraisal rights under Chapter 13 of the CGCL in connection with the Merger; and (iii) has agreed to execute and deliver such other documents and instruments and take such further actions as are necessary in order to ensure that Siemens Med US receives the benefit of his or her respective Voting Agreement.

Each of the Voting Agreements terminates upon the earliest to occur of (i) the mutual written consent of Siemens Med US and the Shareholder; (ii) the Effective Time; (iii) the termination of the Merger Agreement in accordance with its terms; or (iv) an amendment to the Merger Agreement that reduces or otherwise changes the form of the Merger Consideration to which the Shareholders would have been entitled.

Pursuant to each of the Voting Agreements, the respective Shareholder appointed Siemens Med US as such Shareholder’s proxy to vote such Shareholder’s shares of the Company’s Common Stock at any meeting of shareholders of the Company or in other circumstances (i) in favor of the approval of the Merger Agreement and the Merger and (ii) against any Acquisition Proposal other than the Merger. Under the terms of each of the Voting Agreements, each respective Shareholder affirmed that his or her proxy is coupled with an interest and (subject to the terms of the Voting Agreement) may under no circumstances be revoked, and agreed not to enter into any agreement or commitment the effect of which would be inconsistent with or violative of the provisions of the Voting Agreement.

Except as indicated above, none of Siemens AG, Siemens Med US or, to the best knowledge of Siemens AG and Siemens Med US, any person named in Item 2 has any plans or proposals that relate to or would relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

References to and descriptions of the Merger Agreement and the Voting Agreements as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements. The Merger Agreement is filed as Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2006 and is incorporated by reference in this Item 4. The Voting Agreements are attached as exhibits to this Schedule 13D and are incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

Siemens Med US, pursuant to the Voting Agreements, has acquired the right to vote 5,526,985 shares of the Company’s Common Stock, representing 18.7% of the outstanding shares of the Company’s Common Stock as of April 24, 2006, in favor of the Merger (as described in Item 4) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Siemens AG and Siemens Med US may be deemed to beneficially own 5,526,985 shares of the Company’s Common Stock, representing 18.7% of the outstanding shares of the Company’s Common Stock as of April 24, 2006. Siemens AG, Siemens Med US and any person named in Item 2 disclaim beneficial ownership of such shares of the Company’s Common Stock. Siemens Med US has power to vote or to direct the voting of 5,526,985 shares of the Company’s Common Stock pursuant to the Voting Agreements as described in Item 4. Except as described in this Schedule 13D, to the best knowledge of Siemens AG and Siemens Med US, no person named in Item 2 beneficially owns any shares of the Company’s Common Stock. Except as described in Item 4, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Siemens AG, Siemens Med US or, to the best knowledge of Siemens AG and Siemens Med US, the other persons named in Item 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Merger Agreement is filed as Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2006 and is incorporated herein by reference. The Voting Agreements are attached as exhibits to this Schedule 13D. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

Except as provided in the Merger Agreement and the Voting Agreements or as otherwise described in this Schedule 13D, to the best knowledge of Siemens AG and Siemens Med US, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits

Exhibit
Number	Description of Exhibit
1	Agreement and Plan of Merger, dated as of April 26, 2006, by and among Siemens Medical Solutions USA, Inc., Dresden Acquisition Corporation and Diagnostic Products Corporation (incorporated by reference to Exhibit 2.1 of Diagnostic Products Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2006).

2	Shareholder Agreement, dated as of April 26, 2006, by and between Siemens Medical Solutions USA, Inc. and Marilyn Ziering.

3	Shareholder Agreement, dated as of April 26, 2006, by and between Siemens Medical Solutions USA, Inc. and Michael Ziering.

4	Shareholder Agreement, dated as of April 26, 2006, by and between Siemens Medical Solutions USA, Inc. and Ira Ziering.

5	Joint Filing Agreement, dated as of May 8, 2006, by and between Siemens AG and Siemens Medical Solutions USA, Inc.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated May 8, 2006
SIEMENS AKTIENGESELLSCHAFT
By:	/s/ Lothar Wilisch
	Name:	Lothar Wilisch
	Title:	Head of Capital Markets

By:	/s/ Dr. Werner Schick
	Name:	Dr. Werner Schick
	Title:	Senior Counsel

SIEMENS MEDICAL SOLUTIONS USA, INC.
By:	/s/ Georg Obermeyer
	Name:	Georg Obermeyer
	Title:	Executive Vice President, CFO & Treasurer

By:	/s/ James R. Ruger
	Name:	James R. Ruger, Ph.D
	Title:	Secretary

(Page 8 of 16 Pages)

SCHEDULE I

The name, position and citizenship of each director and executive officer of Siemens AG are set forth below.

SIEMENS AKTIENGESELLSCHAFT MANAGING BOARD

Position with Siemens AG and
Name and Citizenship	Principal Occupation	Business Address
Dr. Klaus Kleinfeld* Federal Republic of Germany	President and CEO	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Johannes Feldmayer* Federal Republic of Germany	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Thomas Ganswindt* Federal Republic of Germany	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Joe Kaeser* Federal Republic of Germany	Executive Vice-President and CFO	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Prof. Dr. Edward G. Krubasik* Federal Republic of Germany	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Rudi Lamprecht* Federal Republic of Germany	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Eduardo Montes Spain	Senior Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Jürgen Radomski* Federal Republic of Germany	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

(Page 9 of 16 Pages)

Position with Siemens AG and
Name and Citizenship	Principal Occupation	Business Address
Prof. Dr. Erich R. Reinhardt Federal Republic of Germany	Senior Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Hermann Requardt Federal Republic of Germany	Senior Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Uriel J. Sharef* Federal Republic of Germany	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Prof. Dr. Claus Weyrich Federal Republic of Germany	Senior Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Prof. Dr. Klaus Wucherer* Federal Republic of Germany	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

*	Member of the Corporate Executive Committee of the Managing Board.

(Page 10 of 16 Pages)

SIEMENS AKTIENGESELLSCHAFT SUPERVISORY BOARD

Position with Siemens AG
Name and Citizenship	(if any) and Principal Occupation	Business Address
Prof. Dr. Heinrich v. Pierer Federal Republic of Germany	Chairman of the Supervisory Board, Siemens AG	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Ralf Heckmann Federal Republic of Germany	First Deputy Chairman of the Supervisory Board, Siemens AG Chairman of the Central Works Council, Siemens AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Josef Ackermann Switzerland	Second Deputy Chairman of the Supervisory Board, Siemens AG Chairman of the Management Board, Deutsche Bank AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Lothar Adler Federal Republic of Germany	Deputy Chairman of the Central Works Council, Siemens AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Gerhard Bieletzki Federal Republic of Germany	Chairman of the Works Council, Siemens AG, Dortmund facility	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

John David Coombe United Kingdom	Chartered Accountant (FCA)	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Hildegard Cornudet Federal Republic of Germany	Chairperson of the Central Works Council, Siemens Business Services GmbH & Co. OHG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

(Page 11 of 16 Pages)

Position with Siemens AG
Name and Citizenship	(if any) and Principal Occupation	Business Address
Dr. Gerhard Cromme Federal Republic of Germany	Chairman of the Supervisory Board, ThyssenKrupp AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Birgit Grube Federal Republic of Germany	Office clerk, Siemens AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Heinz Hawreliuk Federal Republic of Germany	Head of the Company Codetermination Department, IG Metall	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Berthold Huber Federal Republic of Germany	Deputy Chairman, IG Metall	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Prof. Dr. Walter Kröll Federal Republic of Germany	Consultant	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Wolfgang Müller Federal Republic of Germany	Head of Siemens team, IG Metall	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Georg Nassauer Federal Republic of Germany	Chairman of the Combined Works Council, Siemens AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

(Page 12 of 16 Pages)

Position with Siemens AG
Name and Citizenship	(if any) and Principal Occupation	Business Address
Thomas Rackow Federal Republic of Germany	Industrial manager, Siemens AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Albrecht Schmidt Federal Republic of Germany	Managing Bank Director (ret.)	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Henning Schulte-Noelle Federal Republic of Germany	Chairman of the Supervisory Board, Allianz AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Peter von Siemens Federal Republic of Germany	Industrial manager	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Jerry I. Speyer USA	President, TishmanSpeyer Properties	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Lord Iain Vallance of Tummel United Kingdom	Chairman, Nations Healthcare Ltd.	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

(Page 13 of 16 Pages)

SCHEDULE II

The name, position and citizenship of the members of the board of directors and the executive officers of Siemens Medical Solutions USA, Inc. are set forth below.

Principal Occupation/
Name and Citizenship	Employment	Business Address
Prof. Dr. Erich R. Reinhardt* Federal Republic of Germany	Senior Vice-President, Siemens AG Chairman of the Board of Directors, Siemens Medical Solutions USA, Inc.	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Thomas N. McCausland* USA	President and CEO, Customer Solutions Group, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355

Thomas Miller* USA	President, Health Services, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions Health Services Corporation 51 Valley Stream Parkway, MS-J16 Malvern, PA 19355

George Nolen* USA	President and CEO, Siemens Corporation	Siemens Corporation 153 East 53rd Street New York, NY 10022

Michael Reitermann* Federal Republic of Germany	President, Nuclear Medicine Group, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. (Medical Technology) 2501 North Barrington Road Hoffman Estates, IL 60195

Hermann Requardt* Federal Republic of Germany	Senior Vice-President, Siemens AG	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Ajit Singh* USA	President, Oncology Care Systems Group, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. 4040 Nelson Avenue Concord, CA 94520-1271

Klaus Stegemann* Federal Republic of Germany	Chief Financial Officer, Siemens Medical Solutions Group of Siemens AG	Siemens AG Henkestrasse 127 D-91050 Erlangen Germany

(Page 14 of 16 Pages)

Principal Occupation/
Name and Citizenship	Employment	Business Address
Heribert Stumpf* Federal Republic of Germany	Executive Vice President and CFO, Siemens Corporation	Siemens Corporation 153 East 53rd Street New York, NY 10022

Georg Obermeyer Federal Republic of Germany	Executive Vice President, CFO & Treasurer, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355

Klaus Hambuechen Federal Republic of Germany	President, Ultrasound Division, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. 1230 Shorebird Way Mountain View, CA 94043

James R. Ruger, Ph.D. USA	Secretary, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355

Anthonie Goudemond USA	Vice President, Human Resources, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355

*	Director of Siemens Medical Solutions USA, Inc.

(Page 15 of 16 Pages)

INDEX TO EXHIBITS

Exhibit
Number	Description
1	Agreement and Plan of Merger, dated as of April 26, 2006, by and among Siemens Medical Solutions USA, Inc., Dresden Acquisition Corporation and Diagnostic Products Corporation (incorporated by reference to Exhibit 2.1 of Diagnostic Products Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2006).

2	Shareholder Agreement, dated as of April 26, 2006, by and between Siemens Medical Solutions USA, Inc. and Marilyn Ziering.

3	Shareholder Agreement, dated as of April 26, 2006, by and between Siemens Medical Solutions USA, Inc. and Michael Ziering.

4	Shareholder Agreement, dated as of April 26, 2006, by and between Siemens Medical Solutions USA, Inc. and Ira Ziering.

5	Joint Filing Agreement, dated as of May 8, 2006, by and between Siemens AG and Siemens Medical Solutions USA, Inc.

(Page 16 of 16 Pages)